UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SOTHEBY’S

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Neil S. Bhatia, Esq.

Marcato Capital Management LP

One Montgomery Street, Suite 3250

San Francisco, CA 94104

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Jeffrey L. Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

February 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO CAPITAL MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,571,806
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,571,806
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,806
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.53%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 835898107

1	Names of Reporting Persons RICHARD T. MCGUIRE III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,571,806
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,571,806
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,806
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.53%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,529,210
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,529,210
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,210
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.22%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 117,754
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,754
11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,754
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.17%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,924,842
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,924,842
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,924,842
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.14%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 835898107

SCHEDULE 13D

This Amendment No. 6 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 30, 2013, as amended from time to time (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Sotheby’s, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $204,025,017.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Attached hereto is a letter (the “Letter”) sent by Marcato to Domenico De Sole, Lead Independent Director of the Issuer, in which Marcato details suggestions regarding the Issuer’s capital allocation policies that Marcato believes will enhance shareholder value. The Letter is filed as Exhibit 5 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)—(e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 6,571,806 Shares (the “Marcato Shares”) constituting 9.53% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,529,210 Shares, constituting 2.22% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 117,754 Shares, constituting 0.17% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 4,924,842 Shares, constituting 7.14% of the Shares, each based upon a total of 68,990,927 Shares outstanding as of October 31, 2014 (based on the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2014).

CUSIP No. 835898107

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,529,210 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 117,754 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 4,924,842 Shares. Marcato, as the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 2.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

The Reporting Persons purchased American-style call options referencing 1,500,000 Shares with a strike price of $39 which are exercisable through April 17, 2015. The Reporting Persons sold American-style call options referencing 1,500,000 Shares with a strike price of $45 which are exercisable through April 17, 2015. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The Reporting Persons sold American-style put options referencing 1,500,000 Shares with a strike price of $33 which are exercisable through April 17, 2015. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

Except for the arrangements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2 – Transactions in the Shares effected in the past sixty days.

Exhibit 5 – Letter from Marcato Capital Management LP to Domenico De Sole, Lead Independent Director of Sotheby’s.

CUSIP No. 835898107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2015	MARCATO CAPITAL MANAGEMENT LP

	By:	Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: February 20, 2015	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: February 20, 2015	MARCATO, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: February 20, 2015	MARCATO II, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: February 20, 2015	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director